

Mail Stop 4561

October 6, 2009

James Roszel
President
Oldwebsites.com, Inc.
175 East 400 South, Suite 900
Salt Lake City, UT 84111

> **Re: Oldwebsites.com, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 25, 2009**
> **File No. 000-52546**

Dear Mr. Roszel:

This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to provide the information required by Item 3 of Schedule 14A.

2.   Please describe the interests of your officers and directors in the transactions to be acted upon, as required by Item 5 of Schedule 14A. For example, please disclose any interests of Messrs. James and Paul Roszel in the proposed sale of the assets of Oldwebsites.com that are different from, or in addition to, the interests of your unaffiliated stockholders.

Proposal Number One: Election of Directors, page 6

3.   It does not appear that you have provided all the information required by Item 7 of Schedule 14A. Please revise accordingly.

Proposal Number Two: Appointment of Independent Public Accountants, page 6

4.   Please revise your filing to include all the information required by Item 9(c) and 9(e) of Schedule 14A. In this regard, ensure that you provide aggregate audit fees billed for each of the last two fiscal years.

Proposal Number Three: Sale of Operating Assets, page 6

5.   Your discussion of the proposal to sell what appears to be all or a substantial part of your assets omits much of the information required by Item 14 of Schedule 14A (applicable through paragraph (4) of Item 14(a)), and should be significantly expanded. Please consider the following comments in revising your disclosure to meet the Item 14 requirements.

6.   Please revise this section to discuss your reasons for the proposed sale. See Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(iii) of Regulation M-A. In order to provide balanced disclosure, please also disclose any significant disadvantages relating to the proposed sale that were considered. Please also address the accounting treatment of the transaction and the federal income tax consequences, if material. Refer to Item 1004(a)(2) generally.

7.   Briefly describe the terms of the $55,600 loan made by Cooksmill NetSystems Inc. to Oldwebsites.com.

8.   Please revise this section to disclose that you are proposing the sale of all of Oldwebsites.com's operating assets to a company that is owned and controlled by your director, Mr. Paul Roszel, and members of his immediate family, including your Chairman and President, Mr. James Roszal. Describe in reasonable detail how the sale price and form of consideration were determined and negotiated. Disclose the involvement of Messrs. Paul and James Roszel in the negotiations, state the views of your board of directors as to whether the transaction is fair and in the best interests of your shareholders, and disclose whether a fairness opinion was provided by an unrelated third party. See Item 14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A.

9.   Please revise to disclose whether your company will have any operations, assets or liabilities after the sale of Oldwebsites.com's operating assets and describe in relevant detail those operations, assets or liabilities. In addition, include a clear

statement as to whether shareholders will receive any consideration as a result of the proposed sale, and the impact of the sale, if approved, on the ownership structure of your company.

Financial Statements, page 8

10.   In addition to the annual financial statements currently included in your proxy statement, in your revised preliminary proxy statement, please include interim financial statements as of June 30, 2009. In addition, please revise your proxy statement to provide the information about your company required by Item 14(c)(1) of Schedule 14A or tell us why you believe you are not required to provide this information. You also should provide financial statements of the business being sold, which may be unaudited. For additional guidance, please see Interpretation I.H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2001.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (801) 524-1098
        Steven L. Taylor, Esq.
        Steven L. Taylor, PC